Grower’s direct coffee company INC.

2813 7th St. Berkeley CA 94710 Tel: (425-299-4499) Fax: (425-645-7957)

Email: shailen@coffeepacifica.com, Website www.growersdirectcoffee.com

VIA FASCIMILE (202-772-9204)

AND EDGAR CORRESPONDENCE

December 4, 2007

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:

Growers Direct Coffee Company, Inc., (f/k/a Coffee Pacifica, Inc.)

SB2 Registration Statement

File No. 333-101702

Dear Mr. Owings,

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Growers Direct Coffee Company, Inc., formerly known as Coffee Pacifica, Inc. (the “Company”).  We request that the registration statement be made effective as of December 5, 2007 at 5:00 p.m. EST, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

GROWERS DIRECT COFFEE COMPANY, INC.

/s/ Terry Klassen

Terry Klassen, CEO